Filed by Art Technology Group, Inc. pursuant to Rule
425 under the Securities Act of 1933, as amended and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Primus Knowledge Solutions, Inc.
Commission File No. 000-26273

On August 10, 2004, Art Technology Group, Inc. announced that it had agreed to acquire Primus Knowledge Solutions, Inc. Art Technology Group has posted on its website excerpts from certain positive analyst views on the acquisition. Copies of these excerpts are attached as Exhibit 99.1 to this filing and incorporated herein. In addition, the full report of the Patricia Seybold Group related to the acquisition is posted on the Art Technology Group website. A copy of this report is attached as Exhibit 99.2 to this filing and incorporated herein.

Each of the reports excerpted or reproduced on the Art Technology Group website was produced by an analyst or industry research firm independent of Art Technology Group, and none of the reports was commissioned or sponsored by Art Technology Group.

ATG intends to file a registration statement on Form S-4 in connection with the transaction, and ATG and Primus intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ATG and Primus are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ATG, Primus and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from ATG or Primus. Each of ATG and Primus also files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ATG and Primus with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ATG or Primus.

The executive officers and directors of each of ATG and Primus may be deemed to be participants in the solicitation of proxies from the stockholders of Primus and ATG in favor of the Merger. A description of the interests of ATG’s executive officers and directors in ATG is set forth in the proxy statement for ATG’s 2004 Annual Meeting of Stockholders, which was filed with the SEC. A description of the interests of Primus’s executive officers and directors in Primus is set forth in the proxy statement for Primus’s 2004 Annual Meeting of Stockholders, which was filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of ATG’s and Primus’ executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC when it becomes available.